DATE: April 3, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

Apex (Philippines) Operations Update

LONDON, United Kingdom, DATE: April 3, 2006 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to report on the progress of resource confirmation drilling, underground development, mill refurbishment and human resources organization at its Apex project, Mindanao, Philippines.

Resource Confirmation Drilling

Four new drills are now operating on site and the planned drilling rate of 3,300 m per month is being achieved. Drilling currently focuses on the Bonanza, St. Benedict, Maria Inez and Don Fernando veins in preparation for underground development.  The company would like to emphasize that the drilling for 2006 is primarily designed to confirm the historical mineral resource data, rather than resource extensions.  To date, a total of 5,650 m has been drilled in 17 holes.  No drilling has yet been undertaken on the other nine veins which have been mined historically, nor the porphyry copper-gold targets located on the property.  A National Instrument 43-101 compliant resource report based on historic data for the Apex property is nearing completion and will be filed on SEDAR and published on the Company’s website during April.

Drilled intersections of the mineralised veins are generally 3–10 m wide, with an average of 4.5m and, as expected, gold distribution is highly variable within individual vein segments.  The drill data confirms that underground sampling will be required to obtain reliable gold grade distributions for resource and reserve calculations.  At Bonanza, significant gold intersections (true width) include: 12g/t over 1.2m (BM-01) and 5.7g/t over 1m (BM-02); 40g/t and 5.6g/t over 0.9m and 1.1m (BM-08) and 4.8g/t over 1.6m (BM-09).  In St. Benedict, SB-02 returned 9.3g/t gold over 1.6m true width. The gold to silver ratio varies but is approximately 1:2, on average.

During 2006-07, the Company will complete approximately 80,000 to 100,000 metres of diamond core drilling.  The immediate focus of this program will be to continue to upgrade the mineral resource and to provide spatial and geotechnical information for underground development.

Underground Development

Underground development is progressing at Bonanza-Maligaya, St. Benedict, Maria Inez and Don Fernando veins.  Portal areas are being modernized to accommodate trackless equipment and ancillary services.  Existing adits, ramps and drives at 840 level St Benedict and Marie Inez, 575 level Bonanza and 690 level Don Fernando are also being expanded and realigned, and a new portal and drive is being excavated on 996 level to access the St. Benedict vein.  In the Bonanza–Maligaya veins, the existing ramp and drifts have been dewatered and cleaned and preparations for declines into the undeveloped structures have commenced.

Mining Equipment

A modern fleet of equipment (Jumbo drills, LHD’s and UG trucks) for start-up work in the two first mines was located in January and secured for delivery.  This equipment is now being shipped to site.  The remaining fleet for the planned expansion to four underground mine operations was planned for delivery during late 2006/early 2007. However, new equipment with the requested specifications has recently been sourced and final negotiations and transport planning are underway.  The early mobilisation of this equipment should enable an earlier ramp up to full production and assist to address the challenges in establishing a new mining operation.  The Company has selected a homogeneous, modern fleet of equipment and has secured maintenance and training programs with the local Atlas Copco agency.

Plant and Infrastructure

Rehabilitation and refurbishment of the process plant for the Phase 1, 500 tonnes per day operation, continues on schedule.  Delivery of the SAG mill, which will enable the plant to process 2,000 tonnes per day (Phase 2) is expected during May.  Other equipment for this expansion is being sourced according to the construction program.

Geotechnical drilling is almost complete for verification of the tailings dam design.  This dam site is permitted but modification to the permit is necessary but not anticipated to cause any delay.

Other site infrastructure (power upgrade, roads, office buildings for administration, technical services and operations staff, accommodation, workshops and stores) are being progressively upgraded and works are on schedule.

Human Resources and Organisation

The senior positions of the organisational structure for full mine and plant operations have been appointed, including the appointment of former Mines and Geosciences Bureau (MGB) Director Joel Muyco as Resident Manager.  Recruitment of specialists, artisans and labour will continue as production ramps up during the year.

Outlook

The Company remains very pleased with the development of this important asset for Crew.  The ensuing months will see accelerated mine development as new mining equipment is delivered and commissioned.

Additionally, the Company is very encouraged by further high value potential of the Apex property which was not immediately apparent at the time of acquisition.  As with any exploration or evaluation programme, a successful outcome cannot be guaranteed, however Crew is sufficiently encouraged by the preliminary data to commit additional expenditures. These additional targets/projects will be assessed during the next 18 to 24 months.

1.

Evaluate the potential for open pit resources towards the southeast of the property where several major vein sets coalesce.

2.

Assess the potential to increase mining widths by capturing the mineralised alteration selvedges which has been indicated by historical sampling information for some veins such as Maligaya.  This will be confirmed from detailed underground sampling.  However, based on the historical information, the Company prudently made provision in the plant layout to enable an expansion beyond the current design capacity of 2,000 tonnes per day with minimal disruption, should this be confirmed.

3.

Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property.  A 1980 feasibility study identified a significant resource at the Mapula deposit that has not been included in the historical reported resources.  The Company has received interest from several copper operators to investigate the copper potential on the property and it is expected that a programme to assess these targets will commence during 2007.

Jan A. Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com.